UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EXA CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

300614500

(CUSIP Number)

July 21, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300614500	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Boston Capital Ventures IV Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 300614500	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Boston Capital Partners IV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 300614500	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Johan von der Goltz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 58,716
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 58,716
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,716
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 300614500	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS John J. Shields, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 122,664
	6.	SHARED VOTING POWER 8,814
	7.	SOLE DISPOSITIVE POWER 122,664
	8.	SHARED DISPOSITIVE POWER 8,814
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,478
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12.	TYPE OF REPORTING PERSON (see instructions) IN

Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Exa Corporation

(b)	Address of Issuer’s Principal Executive Offices

55 Network Drive

Burlington, MA 01803

Item 2.

(a)	Name of Person Filing

This Statement is being filed by and on behalf of each of Boston Capital Ventures IV Limited Partnership (“BCV IV”), Boston Capital Partners IV LLC (“BCP IV”), Johan von der Goltz (“Mr. von der Goltz”), and John J. Shields, III (“Mr. Shields” and, together with BCV IV, BCP IV, and Mr. von der Goltz, the “Reporting Persons”). Mr. von der Goltz and Mr. Shields are the managing members of BCP IV, which is the sole general partner of BCV IV. This amendment is being filed to report the fact that, as of the date of this report, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

(b)	Address of the Principal Office or, if none, residence

Each Reporting Person’s principal business address is 84 State Street, Suite 320, Boston, MA 02109

(c)	Citizenship

(i)	BCV IV - Delaware

(ii)	BCP IV - Delaware

(iii)	Mr. von der Goltz - United States of America

(iv)	Mr. Shields - United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

300614500

Item 3.

Not applicable

Page 7 of 9 Pages

Item 4.	Ownership.

Reporting Persons	Shares Held of Record	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership	Percentage of Class
BCV IV	0	0	0		0	0		0	0%
BCP IV	0	0	0		0	0		0	0%
Mr. von der Goltz	58,716	58,716	0		58,716	0		58,716	(2)
Mr. Shields	122,664	122,664	8,814	(1)	122,664	8,814	(1)	131,478	(2)

(1)	Includes Shares held by King’s Point Holdings Incorporated, for which Mr. Shields serves as chief executive officer and president, and Shares held by Mr. Shield’s wife.
(2)	Less than five percent, based upon 14,490,095 Shares of the Issuer outstanding as of May 26, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ending April 30,2015, filed with the SEC on May 28, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015

BOSTON CAPITAL VENTURES IV LIMITED PARTNERSHIP

By:	Boston Capital Partners IV LLC, its General Partner

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

BOSTON CAPITAL PARTNERS IV LLC

By:	/s/ John J. Shields, III
Name:	John J. Shields, III
Title:	Managing Member

JOHAN VON DER GOLTZ

/s/ Michael J. Anderson
Michael J. Anderson, Attorney-in-Fact

JOHN J. SHIELDS, III

/s/ John J. Shields, III

Page 9 of 9 Pages

Exhibit Index

Exhibit No.	Description

24.1	Power of Attorney, dated February 14, 2013

99.1	Joint Filing Agreement, dated as of August 27, 2015, by and among Boston Capital Ventures IV Limited Partnership, Boston Capital Partners IV LLC, Johan von der Goltz, and John J. Shields, III